The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY          , 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(to Prospectus dated July   , 2009)

8,121,827 Shares

Fifth Street Finance Corp.

Common Stock

$       per share

We are offering for sale 8,121,827 shares of our common stock, $0.01 par value per share. These shares are being offered at a discount from our most recently determined net asset value per share of $11.94 pursuant to the authority granted by our common stockholders at a special meeting of stockholders held on June 24, 2009. Our current authority to offer shares at a price below net asset value per share ends on June 24, 2010, unless our stockholders extend this authority at another meeting of stockholders before such date. In connection with the receipt of such stockholder approval, we agreed to limit the number of shares that we issue at a price below net asset value pursuant to this authorization so that the aggregate dilutive effect on our then outstanding shares will not exceed 15%. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page 13 of the accompanying prospectus and “Sales of Common Stock Below Net Asset Value” on page S-6 of this prospectus supplement and on page 80 of the accompanying prospectus.

We are a specialty finance company that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments.

We are an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. We are managed by Fifth Street Management LLC, whose six principals collectively have over 50 years, and individually have between 14 years and 3 years, of experience lending to and investing in small and mid-sized companies.

Our common stock is listed on the New York Stock Exchange under the symbol “FSC.” On July 9, 2009 and March 31, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $9.85 and $774, respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis and we have not yet determined the net asset value per share of our common stock for the quarter ended June 30, 2009. Our net asset value per share of our common stock as of March 31, 2009 was $11.94.

Investing in our common stock involves a high degree of risk, and should be considered highly speculative. See “Risk Factors” beginning on page 13 of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock.

This prospectus supplement and any accompanying prospectus contain important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus supplement and any accompanying prospectus before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at White Plains Plaza, 445 Hamilton Avenue, Suite 1206, White Plains, NY 10601 or by telephone at (914) 286-6800 or on our website at www.fifthstreetfinance.com. Information contained on our website is not incorporated by reference into this prospectus supplement, and you should not consider that information to be part of this prospectus supplement. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information.

	Per Share	Total

Public offering price	$	$
Underwriting discount (6.25%)	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	We estimate that we will incur approximately $750,000 in offering expenses in connection with this offering.

The underwriters have the option to purchase up to an additional 1,218,274 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the over-allotment option is exercised in full, the total public offering price will be $92,000,000, and the total underwriting discount (6.25%) will be $5,750,000. The proceeds to us would be $86,250,000, before deducting estimated expenses payable by us of $750,000.

At our request, the underwriters have reserved           shares in the offering for purchase by certain of our directors and officers, although they have no obligation to buy any shares in the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2009.

Wells Fargo Securities

Stifel Nicolaus

The date of this prospectus supplement is          , 2009

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of our common stock. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information different from or additional to the information in that prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more information. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus, the information in this prospectus supplement shall control.

Information contained in this prospectus supplement and the accompanying prospectus may contain forward-looking statements, which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” in the accompanying prospectus and certain other factors noted throughout this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

S-ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand the terms of the common stock offered hereby, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections titled “Risk Factors,” “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements” in the accompanying prospectus, as well as the documents identified in the section titled “Available Information” in this prospectus supplement. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ over-allotment option.

We commenced operations on February 15, 2007 as Fifth Street Mezzanine Partners III, L.P., a Delaware limited partnership. Effective as of January 2, 2008, Fifth Street Mezzanine Partners III, L.P. merged with and into Fifth Street Finance Corp., a newly formed Delaware corporation. Unless otherwise noted, the terms “we,” “us,” “our” and “Fifth Street” refer to Fifth Street Mezzanine Partners III, L.P. prior to the merger date, and Fifth Street Finance Corp. on and after the merger date. In addition, the terms “Fifth Street Management” and “investment adviser” refer to Fifth Street Management LLC.

Fifth Street Finance Corp.

We are a specialty finance company that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors. We define small and mid-sized companies as those with annual revenues between $25 million and $250 million. We are externally managed and advised by Fifth Street Management, whose six principals collectively have over 50 years, and individually have between 14 years and 3 years, of experience lending to and investing in small and mid-sized companies. Fifth Street Management is an affiliate of Fifth Street Capital LLC, a private investment firm founded and managed by Leonard M. Tannenbaum who has led the investment of over $450 million in small and mid-sized companies, including the investments made by Fifth Street, since 1998.

Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. To meet our investment objective we seek to (i) capitalize on our investment adviser’s strong relationships with private equity sponsors; (ii) focus on transactions involving small and mid-sized companies which we believe offer higher yielding debt investment opportunities, lower leverage levels and other terms more favorable than transactions involving larger companies; (iii) continue our growth of direct originations; (iv) employ disciplined underwriting policies and rigorous portfolio management practices; (v) structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns; and (vi) leverage the skills and experience of our investment adviser.

As of March 31, 2009, we have originated $343.3 million of investments and our portfolio totaled $290.8 million at fair value and was comprised of investments in 26 portfolio companies. The weighted average annualized yield of our debt investments as of March 31, 2009 was approximately 16.4%. Our investments generally range in size from $5 million to $40 million and are principally in the form of first and second lien debt investments, which may also include an equity component. As of March 31, 2009, all of our debt investments were secured by first or second priority liens on the assets of our portfolio companies. Moreover, we held equity investments consisting of common stock, preferred stock or LLC interests in 20 out of 26 portfolio companies as of March 31, 2009.

Fifth Street Mezzanine Partners III, L.P., our predecessor fund, commenced operations as a private partnership on February 15, 2007. Effective as of January 2, 2008, Fifth Street Mezzanine Partners III, L.P. merged with and into Fifth Street Finance Corp., a newly formed corporation that is an externally managed, closed-end, non-diversified management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940, or the “1940 Act.”

As a business development company, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to, finance our investments using debt and equity. See the section titled “Regulation” in the accompanying prospectus. We elected, effective as of January 2, 2008, to be treated for federal income tax purposes as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code, or “Code.” See the section titled “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. As a RIC, we generally will not have to pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends if we meet certain source-of-income, distribution and asset diversification requirements.

Recent Developments

On July   , 2009, we announced a preliminary estimate of net investment income for the quarter ended June 30, 2009 of 34 to 36 cents per share. This compares with net investment income of 33 cents per share for the quarter ended March 31, 2009. We also announced that we expect our net asset value per share as of June 30, 2009 to be stable as compared to the $11.94 net asset value per share as of March 31, 2009. We further disclosed that we expect the number of investments on non-accrual status for the quarter ended June 30, 2009 to remain constant relative to the quarter ended March 31, 2009.

We consider the estimates and expectations in the preceding paragraph to be forward-looking statements and you are cautioned not to place undue reliance on this statement. Our estimates and expectations are subject to change, possibly materially, due to a variety of factors including (i) a change in our estimate of the June 30, 2009 fair value of our illiquid investments, which we comprises substantially all of our total assets as of June 30, 2009, (ii) the completion of the closing process for the preparation of our quarterly financial statements, which includes input from an independent third party valuation firm, recommendation as to portfolio value by our Valuation Committee of our Board of Directors, review of our financial statements by our independent registered public accountants and determination of portfolio value by our Board of Directors.

On June 12, 2009, HealthDrive Corporation, one of our portfolio companies, repaid $0.5 million on its revolver. After this repayment, the remaining funded revolver commitment was $0.5 million.

On May 19, 2009, we received a letter from the Investment Division of the Small Business Administration (the “SBA”) that invited us to continue moving forward with the licensing of a small business investment company (“SBIC”) subsidiary. Although our application to license this entity as an SBIC with the SBA is subject to the SBA approval, we remain cautiously optimistic that we will complete the licensing process. Our SBIC subsidiary will be a wholly-owned subsidiary and will be able to rely on an exclusion from the definition of “investment company” under the 1940 Act, and thus will not elect BDC status under the 1940 Act. Our SBIC subsidiary will have an investment objective similar to ours and will make similar types of investments in accordance with SBIC regulations.

To the extent that we receive an SBIC license, our SBIC subsidiary will be allowed to issue SBA-guaranteed debentures, subject to the required capitalization of the SBIC subsidiary. SBA guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Under the regulations applicable to SBICs, an SBIC may have outstanding debentures guaranteed by the SBA generally in an amount up to twice its regulatory capital, which generally equates to the amount of its equity capital. The SBIC regulations currently limit the amount that our SBIC subsidiary may borrow to a maximum of $150 million. This means that our SBIC subsidiary may access the full $150 million maximum available if it has $75 million in regulatory capital. In addition, if we are able to obtain financing under the SBIC program, our SBIC subsidiary will be subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. In connection with the filing of our SBA license application, we are applying for exemptive relief from the SEC to permit us to exclude senior securities issued by the SBA to our SBIC subsidiary from our consolidated asset coverage ratio, which will enable us to fund more investments with debt capital. There can be no assurance that we will be granted an SBIC license or receive the exemptive relief from the SEC.

On May 15, 2009, we funded Western Emulsions, Inc., one of our portfolio companies, an additional $2.0 million on its term loan. After this funding, the funded commitment on this loan was $11.6 million.

On May 14, 2009, we funded Lighting by Gregory, LLC, one of our portfolio companies, an additional $0.2 million on its term loan. After this funding, the funded commitment on this loan was $5.2 million. On July 1, 2009, we purchased a controlling interest in Lighting by Gregory, LLC for an additional $0.3 million.

On April 15, 2009, we announced a $0.25 per share dividend to common stockholders of record as of May 26, 2009. We paid the dividend on June 25, 2009, by paying a cash dividend of approximately $5.6 million and issuing 11,776 common shares totaling approximately $0.1 million under our dividend reinvestment plan.

About the Offering

Common stock offered by us	8,121,827 shares

Common stock outstanding prior to this offering	22,814,597 shares

Common stock to be outstanding after this offering	30,936,424 shares

Over-allotment option	1,218,274 shares

Use of proceeds	We intend to use $16.5 million of the net proceeds from this offering to repay our outstanding borrowings under our credit facility with Bank of Montreal. We will use substantially all of the remaining net proceeds to make investments in small and mid-sized companies (including investments made through our SBIC subsidiary to the extent that we receive an SBIC license from the SBA) in accordance with our investment objective and strategies described in this prospectus supplement and the accompanying prospectus. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. See “Use of Proceeds” in this prospectus supplement for more information.

New York Stock Exchange symbol	“FSC”

Investment Advisory Fees	Fifth Street Management serves as our investment adviser. We pay Fifth Street Management a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% of our gross assets, which includes any borrowings for investment purposes. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. See “Investment Advisory Agreement.”

Administration Agreement	FSC, Inc. serves as our administrator. We reimburse FSC, Inc. the allocable portion of overhead and other expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief financial officer and chief compliance officer, and their respective staff. See “Administration Agreement”.

Distributions	We intend to pay quarterly dividends to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors.

Taxation	We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Risk factors	See “Risk Factors” beginning on page 13 of the accompanying prospectus for a discussion of risks you should carefully consider before deciding to invest in shares of our common stock.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us” or “Fifth Street,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	6.25	% (1)
Offering expenses (as a percentage of offering price)	0.94	% (2)
Dividend reinvestment plan fees	—	% (3)

Total stockholder transaction expenses (as a percentage of offering price)	7.19	% (4)
Annual Expenses (as a percentage of net assets attributable to common stock):
Management fees	5.07	% (5)
Interest payments on borrowed funds	0.27	% (6)
Other expenses	1.42%

Total annual expenses	6.76	% (7)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of     % (the underwriting discount to be paid by us with respect to common stock sold by us in this offering).

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$	$	$	$

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the cash distribution payable to a participant by either (i) the market price per share of our common stock at the close of trading on the payment date fixed by our Board of Directors in the event that we use newly issued shares to satisfy the share requirements of the divided reinvestment plan or (ii) the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

(1)	Represents the underwriting discount with respect to the shares sold by us in this offering.

(2)	The offering expenses of this offering are estimated to be approximately $750,000. If the underwriters exercise their over-allotment option in full, the offering expenses borne by us (as a percentage of the offering price) will be approximately 0.82%.

(3)	The expenses of administering our dividend reinvestment plan are included in operating expenses.

(4)	Total stockholder transaction expenses include a sales load of 6.25%.

(5)	Our “management fees” are made up of our base management fee and the incentive fees payable under our investment advisory agreement. The base management fee portion of our “management fees” reflected in the table above is 2.19%, which is calculated based on our net assets (rather than our gross assets). Our base management fee under the investment advisory agreement is based on our gross assets, which includes borrowings for investment purposes. See “Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee” in the accompanying prospectus.

The incentive fee portion of our “management fees” is 2.88%. This calculation assumes that annual incentive fees earned by our investment adviser remain consistent with the incentive fees earned by our investment adviser during the quarter ended March 31, 2009, which totaled $1.9 million. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 2% quarterly (8% annualized) hurdle rate, subject to a “catch up” provision measured at the end of each fiscal quarter. The first part of the incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:

• no incentive fee is payable to the investment adviser in any fiscal quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the “preferred return” or “hurdle”).

• 100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and

• 20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser (once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the investment adviser).

The second part of the incentive fee equals 20% of our “Incentive Fee Capital Gains,” which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date), commencing with the year ending September 30, 2008.

(6)	“Interest payments on borrowed funds” represent our estimated annual interest payments on borrowed funds and assumes that we maintain our level of outstanding borrowings as of March 31, 2009. On December 30, 2008, we renewed our secured revolving credit facility with Bank of Montreal, at a rate of LIBOR plus 3.25% and a term of 364 days. As of March 31, 2009, we had drawn approximately $21.0 million on the credit facility to fund additional investments and the annual weighted average interest rate at such date was 4.11%. We have no current intention to issue preferred shares in the next twelve months.

(7)	“Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and after taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies. The reason for presenting expenses as a percentage of net assets attributable to common stockholders is that our common stockholders bear all of our fees and expenses.

USE OF PROCEEDS

The net proceeds from the sale of the 8,121,827 shares of common stock in this offering are $75,000,000, and $86,250,000 if the underwriter’s over-allotment option is exercised in full, assuming a public offering price of $9.85 per share (based on the last reported sales price of our common stock on July 9, 2009), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may change the size of this offering based on demand and market conditions.

We intend to use $16.5 million of the net proceeds from this offering to repay our outstanding borrowings under our credit facility with Bank of Montreal. We will use substantially all of the remaining net proceeds to make investments in small and mid-sized companies (including investments made through our SBIC subsidiary to the extent that we receive an SBIC license from the SBA) in accordance with our investment objective and strategies described in this prospectus supplement and the accompanying prospectus, pay our operating expenses and dividends to our stockholders and for general corporate purposes. As of July 9, 2009, we had $16.5 million outstanding under our credit facility. The credit facility matures on December 29, 2009 and has an interest rate of LIBOR plus 3.25%. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. See “Regulation — Temporary Investments” in the accompanying prospectus. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from this offering, pending full investment, are held in interest-bearing deposits or other short-term instruments.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

On June 24, 2009, our common stockholders voted to allow us to issue common stock at a discount from our net asset value (NAV) per share for a period of one year ending on June 24, 2010. In connection with the receipt of such stockholder approval, we agreed to limit the number of shares that we issue at a price below net asset value pursuant to this authorization so that the aggregate dilutive effect on our then outstanding shares will not exceed 15%. For example, if our most recently determined net asset value at the time of the first offering is $15.00 per share of common stock and we have 30 million shares outstanding, sale of 6 million shares at net proceeds to us of $7.50 per share (a 50% discount) would produce dilution of 8.33%. If we subsequently determined that our net asset value per share increased to $15.75 on the then 36 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.2 million shares at net proceeds to us of $9.45 per share, which would produce dilution of 6.67%, before we would reach the aggregate 15% limit.

In order to sell shares pursuant to this authorization:

•	a majority of our independent directors who have no financial interest in the sale must have approved the sale; and

•	a majority of such directors, who are not interested persons of Fifth Street, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, must have determined in good faith, and as of a time immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of those shares, less any underwriting commission or discount.

The offering being made pursuant to this prospectus supplement is at a price below our most recently determined NAV per share of $11.94. In making a determination that this offering is in our and our stockholders’ best interests, our Board of Directors considered a variety of factors including:

•	The effect that the offering will have on our stockholders, including the potential dilution they may experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the proposed offering price closely approximates the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments to be funded with the proceeds from the offering, if any (including through our SBIC subsidiary assuming that we receive an SBIC license from the SBA for our subsidiary); and

•	The leverage available to us, both before and after the offering, and the terms thereof.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different sets of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

These examples assume that the public offering price of the shares of common stock to be issued in this offering will be $9.85 per share (based on the last reported sales price of our common stock on July 9, 2009). In addition, these examples assume that we will offer 8,121,827 shares in this offering and that the underwriters will not exercise their over-allotment option.

Impact on Existing Stockholders who do not Participate in this Offering

Our existing stockholders who do not participate in this offering or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following table illustrates the level of NAV dilution that would be experienced by a current 1.0% stockholder who does not participate in this offering.

	Prior to Sale	Following
	Below NAV	Sale	% Change

Offering Price
Price per Share to Public	—	$9.85	—
Net Proceeds per Share to Issuer	—	$9.23	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding(1)	22,802,821	30,924,648	35.62%
NAV per Share	$11.94	$11.23	(5.95)%
Dilution to Nonparticipating Stockholder A
Share Dilution
Shares Held by Stockholder A	228,028	228,028	—
Percentage Outstanding Held by Stockholder A	1.00%	0.74%	(26.26)%

	Prior to Sale	Following
	Below NAV	Sale	% Change

NAV Dilution
Total NAV Held by Stockholder A	$2,722,657	$2,560,757	—
Total Investment by Stockholder A (Assumed to be at NAV per Share)	$2,722,657	$2,722,657	—
Total Dilution to Stockholder A (Total NAV Less Total Investment)	—	$(161,900)	—
NAV Dilution per Share
NAV per Share Held by Stockholder A	—	$11.23	—
Investment per Share Held by Stockholder A (Assumed to be at NAV per Share on Shares Held Prior to Sale)	$11.94	$11.94	—
NAV Dilution per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$(0.71)	—
Percentage NAV Dilution Experienced by Stockholder A (NAV
Dilution per Share Divided by Investment per Share)	—	—	(5.95)%

(1)	Reflects actual shares outstanding at March 31, 2009. Does not include 11,776 shares issued as part of our dividend reinvestment plan in connection with the dividend we paid on June 25, 2009.

Impact on Existing Stockholders who do Participate in this Offering

Our existing stockholders who participate in this offering or who buy additional shares in the secondary market at the same or lower price as we obtain in this offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution to such stockholders will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than their proportionate percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares purchased by such stockholder increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and the level of discount to NAV increases.

The following table illustrates the level of dilution and accretion in this offering for a current 1.0% stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 40,609 shares, which is 0.5% of this offering rather than its 1.0% proportionate share) and (2) 150% of such percentage (i.e., 121,828 shares, which is 1.5% of the offering rather than its 1.0% proportionate share).

		50%		150%
		Participation		Participation
	Prior to Sale	Following		Following
	Below NAV	Sale	% Change	Sale	% Change

Offering Price
Price per Share to Public	—	$9.85	—	$9.85	—
Net Proceeds per Share to Issuer	—	$9.23	—	$9.23	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding(1)	22,802,821	30,924,648	35.62%	30,924,648	35.62%
NAV per Share	$11.94	$11.23	(5.95)%	$11.23	(5.95)%
Dilution/Accretion to Participating
Stockholder A
Share Dilution/Accretion
Shares Held by Stockholder A	228,028	268,637	17.81%	349,856	53.43%
Percentage Outstanding Held by Stockholder A	1.00%	0.87%	(13.13)%	1.13%	13.13%
NAV Dilution/Accretion
Total NAV Held by Stockholder A	$2,722,657	$3,016,797	10.80%	$3,928,879	44.30%
Total Investment by Stockholder A (Assumed to be at NAV per Share on Shares Held Prior to Sale)	—	$3,122,657	—	3,922,657	—
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)	—	$(105,859)	—	$6,222	—
NAV Dilution/Accretion per Share
NAV per Share Held by Stockholder A	—	$11.23	—	$11.23	—
Investment per Share Held by Stockholder A (Assumed to be at NAV per Share on Shares Held Prior to Sale)	$11.94	$11.62	(2.65)%	$11.21	(6.10)%
NAV Dilution/Accretion per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$(0.39)	—	$0.02	—
Percentage NAV Dilution/Accretion Experienced by Stockholder A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	(3.39)%	—	0.16%

(1)	Reflects actual shares outstanding at March 31, 2009. Does not include 11,776 shares issued as part of our dividend reinvestment plan in connection with the dividend we paid on June 25, 2009.

Impact on New Investors

Investors who are not currently stockholders, but who participate in this offering and whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by us will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. On the other hand, investors who are not currently stockholders, but who participate in this offering and whose investment per share is also less than the resulting NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These latter investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution or accretion for new investors that will be experienced by a new investor who purchases the same percentage (1.0%) of the shares in this offering as the stockholder in the prior examples held immediately prior to this offering.

	Prior to Sale	Following
	Below NAV	Sale	% Change

Offering Price
Price per Share to Public	—	$9.85	—
Net Proceeds per Share to Issuer	—	$9.23	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding(1)	22,802,821	30,924,648	35.62%
NAV per Share	$11.94	$11.23	(5.95)%
Dilution/Accretion to New Investor A
Share Dilution
Shares Held by Investor A	—	81,218	—
Percentage Outstanding Held by Investor A	0.00%	0.26%	—
NAV Dilution
Total NAV Held by Investor A	—	$912,081	—
Total Investment by Investor A (At Price to Public)	—	$800,000	—
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)	—	$112,081	—
NAV Dilution per Share
NAV per Share Held by Investor A	—	$11.23	—
Investment per Share Held by Investor A	—	$9.85	—
NAV Dilution/Accretion per Share Experienced by Investor A (NAV per Share Less Investment per Share)	—	$1.38	—
Percentage NAV Dilution/Accretion Experienced by Investor A (NAV Dilution/ Accretion per Share Divided by Investment per Share)	—	—	14.01%

(1)	Reflects actual shares outstanding at March 31, 2009. Does not include 11,776 shares issued as part of our dividend reinvestment plan in connection with the dividend we paid on June 25, 2009.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009 on an actual basis and on a pro forma as adjusted basis to reflect the sale of 8,121,827 shares of common stock in this offering, assuming a public offering price of $9.85 per share (based on the last reported sales price of our common stock on July 9, 2009), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	As of March 31, 2009
		As adjusted for the
	Actual	offering
	(unaudited)

Long-term debt, including current maturities:
Borrowings under credit facility	$21,000,000	$— (1)
Total long-term debt	21,000,000	—
Stockholders’ equity:
Common stock, $0.01 par value (22,802,821 shares outstanding actual, 30,936,424 (2) shares outstanding as adjusted)	228,028	309,363

Additional paid-in-capital	301,789,575	376,708,353
Net unrealized depreciation on investments	(27,558,534)	(27,558,534)
Net realized loss on investments	(12,337,513)	(12,337,513)
Accumulated undistributed net investment income	10,231,150	10,231,150
Total stockholders’ equity	272,352,706	347,352,819
Total capitalization	$293,352,706	$347,352,819

(1)	$16.5 million of the net proceeds from the sale of our common stock in this offering will be used to repay amounts outstanding under the credit facility. As of July 9, 2009, we had approximately $16.5 million outstanding under our credit facility, representing a net reduction of $3.5 million of borrowings subsequent to March 31, 2009.

(2)	Includes 11,776 shares of our common stock issued on June 25, 2009 in connection with our dividend reinvestment plan and 8,121,827 shares issued in connection with the sale of our common stock in this offering.

UNDERWRITING

Wells Fargo Securities, LLC is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated July   , 2009, each underwriter named below severally agrees to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares

Wells Fargo Securities, LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

Over-allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,218,274 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Fifth Street	No Exercise	Full Exercise

Per Share	$0.62	$0.62
Total	$5,000,000	$5,750,000

At our request, the underwriters have reserved           shares in the offering for purchase by certain of our directors and officers, although they have no obligation to buy any shares in the offering.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Lock-up Agreements

We and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the representatives.

The 60-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 60-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 60-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Price Stabilizations and Short Positions

In connection with the offering, Wells Fargo Securities, LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus supplement and accompanying prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus supplement and accompanying prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus supplement and the accompanying prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-

offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

The addresses of the underwriters are: Wells Fargo Securities, LLC, 375 Park Avenue, 4th Floor, New York, NY 10152; Stifel Nicolaus,                    .

VALIDITY OF THE SECURITIES

Certain legal matters regarding the shares of common stock offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington D.C., and the validity of the securities will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus supplement. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus supplement.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.